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--------                                       U. S. SECURITIES AND EXCHANGE COMMISSION        -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires:  December 31, 2001
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
                                         Section 30(f) of the Investment Company Act of 1940           -----------------------------
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1. Name and Address of Reporting Person       2. Date of Event Re-    4.  Issuer Name and Ticker or Trading Symbol
                                                 quiring Statement
    Ellin            Nancy              J        (Month/Day/Year)         CDbeat.com, Inc. ("CDBT")
---------------------------------------------                         -------------------------------------------------------------
    (Last)          (First)          (Middle)    11/16/99(1)          5.  Relationship of Reporting Person    6. If Amendment, Date
                                                 -----------------        to Issuer (Check all applicable)       of Original
                                              3. IRS or Social Se-        Director        X  10% Owner           (Month/Day/Year)
   750 Lexington Avenue                          curity Number of     ----               ----
                                                 Reporting Person         Officer (give      Other (specify   ---------------------
---------------------------------------------    (Voluntary)          ----title below)   ----below)           7. Individual or
                    (Street)                                                                                     Joint/Group Filing
                                                                                                                 (Check Applicable
                                                                                                                 Line)
                                                                           ---------------------------        X  Form filed by One
                                                                                                             --- Reporting Person

                                                                                                                 Form filed by
                                                                                                             --- More than One
   New York         New York          10022                                                                      Reporting Person

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    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
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   Common Stock, par value $.001 per share           781,909 (1)                   I(1)                By Atlantis Equities, Inc.
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   Common Stock, par value $.001 per share           7,037,183 (2)                 I(2)                By Dylan, LLC
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)

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FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
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1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          or                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of
                                                                             Shares                 (Instr. 5)
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   Option                           11/16/99 12/31/00  Common Stock,
                                                       par value $.001                                           By Atlantis
                                                       per share             762,064(1)  $2.50         I (1)     Equities, Inc.
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Explanation of Responses:

(1)  The 781,909 shares of Common Stock and the options to purchase 762,064 shares of Common Stock of the Issuer were acquired by
     Altantis Equities, Inc., a New York corporation, of which the reporting person is the sole stockholder, director and officer, pursuant to the exercise of a stock purchase warrant dated September 23, 1999, as amended November 16, 1999, at an exercise price of $100,000, in connection with the closing of the transactions contemplated by that certain contribution agreement dated October 29, 1999, as amended November 16, 1999.

(2)  The 7,037,183 shares of Common Stock of the issuer were acquired by Dylan LLC, a Delaware limited liability company of which the reporting person is the sole managing member, pursuant to the exercise of a stock purchase warrant dated November 16,
     1999, at an exercise price of $900,000, and in connection with the closing of the transactions contemplated by that certain contribution agreement dated October 29, 1999, as amended November 16, 1999.




                                                                       /s/ Nancy Ellin                               11/24/99
                                                                       -------------------------------------  ----------------------
**Intentional misstatements or omissions of facts constitute Federal      **Signature of Reporting Person              Date
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).           Nancy Ellin

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      SEE Instruction 6 for procedure.
                                                                                                                   SEC 1473 (7-97)
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